Lancasters LLC

Management-Prepared Financial Statements

Prepared in accordance with U.S. generally accepted accounting principles

December 31, 2025 and the Year Then Ended

Unaudited

Lancasters LLC

Balance Sheet

December 31, 2025

Assets

Cash	$62,402.57
Film production costs	$906,901.71
Total assets	**$969,304.28**

Liabilities and members' equity

Deferred crowdfunding obligations	$214,344.17
Project financing obligations	$679,871.06
Sales tax payable	$8,256.86
Total liabilities	**$902,472.09**
Members' equity	$66,832.19
Total liabilities and members' equity	**$969,304.28**

Lancasters LLC

Statement of Operations

Year Ended December 31, 2025

Screening revenue, net of sales taxes	$117,249.36
Screening and distribution costs	($50,417.17)
Net income	**$66,832.19**


Lancasters LLC

Statement of Changes in Members' Equity

Year Ended December 31, 2025


Members' equity, beginning of year	$0.00
Net income	$66,832.19
Members' equity, end of year	**$66,832.19**

Lancasters LLC

Statement of Cash Flows

Year Ended December 31, 2025

Cash flows from operating activities

Net income	$66,832.19
Adjustment for increase in sales tax payable	$8,256.86
Net cash provided by operating activities	**$75,089.05**

Cash flows from investing activities

Capitalized film production costs paid in 2025	($674,939.92)
Net cash used in investing activities	**($674,939.92)**

Cash flows from financing activities

Wefunder project financing received in 2025	$93,818.13
Related-party project financing received in 2025	$212,500.00
Net cash provided by financing activities	**$306,318.13**
Net decrease in cash	($293,532.74)
Cash at beginning of year	$355,935.31
Cash at end of year	**$62,402.57**

Notes to Financial Statements

1. Nature of operations

Lancasters LLC is a Utah limited liability company formed to develop, finance, produce, distribute, license, and otherwise exploit motion pictures and related projects in the Lancasters and Jonquils universe, including *Seeking Persephone.*

2. Summary of significant accounting policies

The accompanying financial statements are management-prepared and unaudited. Management prepared the statements in accordance with U.S. generally accepted accounting principles using the Company's available books, records, and supporting schedules. The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts and disclosures. Actual results could differ from those estimates.

3. Revenue recognition and sales taxes

Revenue presented in the statement of operations represents screening receipts earned during 2025, net of sales taxes collected or accrued for Arizona, Idaho, and Utah. Gross screening receipts totaled $125,506.22 and related sales taxes payable totaled $8,256.86 at December 31, 2025.

4. Film production costs

Costs directly associated with the development and production of *Seeking Persephone* were capitalized as film production costs. Capitalized costs totaled $906,901.71 at December 31, 2025. No amortization of film production costs was recorded during 2025 because management did not identify a broader release pattern or an ultimate-revenue schedule in the available records sufficient to support amortization for the year.

5. Deferred crowdfunding and project financing obligations

The Company received crowdfunding proceeds through Kickstarter and project-level financing through Wefunder and related parties. Kickstarter proceeds of $214,344.17 are presented as deferred crowdfunding obligations. Project financing obligations totaled $679,871.06 at December 31, 2025 and reflect revenue-sharing or other project-level financing arrangements rather than equity ownership interests in the Company. The Company's 2023 reviewed financial statements, prepared by an independent accountant, classified the Kickstarter proceeds as other income in 2023. The classification of these proceeds as deferred obligations in these statements is consistent with the treatment used in the Company's prior Form C filing.

6. Related-party transactions

During 2025, the Company received $212,500.00 of project financing from related parties and affiliates, including funding associated with SMEden LLC, Lyde Inc, and Ron Brough.

Principal Executive Officer Certification

I certify that the accompanying financial statements of Lancasters LLC for the year ended December 31, 2025 are true and complete in all material respects to the best of my knowledge and belief.

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